VOLUNTARY CONDITIONAL GENERAL OFFER

by

CONNECT HOLDINGS LIMITED
(Bermuda company registration no. 38611)

to acquire all the issued ordinary shares in the capital of

PACIFIC INTERNET LIMITED
(Company Registration No. 199502086C)
(Incorporated in the Republic of Singapore)

other than those shares already held by Connect Holdings Limited as at the date of the Offer

1.	Commencement of Offer

Connect Holdings Limited (Connect) wishes to announce that, further to our announcement of 11 April 2007, the offer to purchase document dated 2 May 2007 (the Offer to Purchase) containing full details of the voluntary conditional cash general offer (the Offer) for all the issued ordinary shares of Pacific Internet Limited (PacNet) other than those already owned by Connect (the PacNet Shares), together with the letter of transmittal (the Letter of Transmittal”), has been filed with the United States Securities and Exchange Commission (SEC) on 2 May 2007 and despatched to all registered holders of PacNet Shares (Shareholders). Accordingly, the Offer has commenced on 2 May 2007.

The options granted under the PacNet 1999 Share Option Plan (the Options) are not freely transferable by the holders thereof. In view of this restriction, Connect is not making an offer to acquire the Options pursuant to the Offer. For the avoidance of doubt, the Offer is extended to all new PacNet Shares issued or to be issued pursuant to the valid exercise of the Options on or prior to the final expiration of the Offer. Connect is making a concurrent proposal to the holders of the Options, the terms of which are set out in Section 1.3, “The Offer — Terms of this Offer — Options” and in Schedule D of the Offer to Purchase. Connect will be mailing the proposal to the Option holders in a separate letter as soon as practicable on the same date of despatch as the Offer to Purchase.

2.	Requests for Offer to Purchase

Shareholders who have questions, need assistance or require copies of the Offer to Purchase, the Letter of Transmittal and related documents should contact MacKenzie Partners, Inc., the Information Agent for the Offer (the Information Agent), or Lazard, the Financial Adviser and Dealer Manager for the Offer, immediately at the following addresses and telephone numbers for a copy of the Offer to Purchase and Letter of Transmittal:

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885
Email:tenderoffer@mackenziepartners.com

or

The Financial Adviser and Dealer Manager for the Offer is:

Lazard Asia Limited 3 Church Street #14-01 Samsung Hub Singapore 049483	Lazard Fréres & Co. LLC 30 Rockefeller Plaza New York, New York 10020

Call in Singapore.: (65) 6534 2011

Holders of PacNet Shares should read carefully the Offer to Purchase and related materials because they contain important information. Holders of PacNet Shares and investors may download a free copy of the Tender Offer Statement on a combined Schedule TO and Schedule 13e-3 under cover of Schedule TO, the Offer to Purchase and other related documents that Connect has filed with the SEC at the SEC’s website at www.sec.gov.

3.	Acceptance of the Offer

Full details of the procedures for the tender of PacNet Shares are set out in Section 3, “The Offer — Procedure for Tendering Shares.”

4.	Foreign Shareholders

Connect is sending the Offer to Purchase to all PacNet registered shareholders. Connect is also making available the Offer to Purchase to all PacNet shareholders. However, the validity of the Offer to PacNet shareholders resident outside the U.S. or Singapore (Foreign Shareholders) may be affected by the laws of the relevant foreign jurisdictions. For the avoidance of doubt, the Offer is not being made to (nor will tenders be accepted from or on behalf of) the holders of PacNet Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of that jurisdiction. Foreign Shareholders should inform themselves about, seek independent legal advice and comply with the applicable laws in their relevant jurisdictions. However, Connect may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction.

5.	Expiration Date for the Offer

The Offer will be open for tender until 12:00 midnight, New York City time, on 7 June 2007, 12:00 noon, Singapore time on 7 June 2007, or such later date(s) as may be announced from time to time by or on behalf of Connect.

6.	Responsibility Statement

The Directors of Connect (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of Connect has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this announcement, and they jointly and severally accept responsibility accordingly.

Issued by

Connect Holdings Limited
2 May 2007

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